UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Sachs, Jonathan A.
   445 Minnesota Street, Suite 2400
   St. Paul, MN  55101
   USA
2. Issuer Name and Ticker or Trading Symbol
   Nx Networks, Inc.
   (NXWX)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/31/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President of Technology and Chief Technology Officer
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock                 |3/16/0|    |614,331           |   |           |614,331            |D     |                           |
                             |0     |    |                  |   |           |                   |      |                           |
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                             |12/29/|    |1,392,993         |   |(1)        |1,392,993          |D     |                           |
                             |00    |    |                  |   |           |                   |      |                           |
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(1) Issued as merger consider|      |    |                  |   |           |                   |      |                           |
ation adjustment.  The last r|      |    |                  |   |           |                   |      |                           |
eported sale                 |      |    |                  |   |           |                   |      |                           |
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price of the Common Stock, as|      |    |                  |   |           |                   |      |                           |
 reported by Nasdaq, on this |      |    |                  |   |           |                   |      |                           |
date was                     |      |    |                  |   |           |                   |      |                           |
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$0.625 per share.            |      |    |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Time Option (Right to Bu|$0.75 (1|12/22|    |34,427     |A  |(2)  |12/22|Common Stock|34,427 |       |0           |D  |            |
y)                      |)       |/00  |    |           |   |     |/10  |            |       |       |            |   |            |
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Time Option (Right to Bu|$0.75(1)|12/22|    |242,250    |A  |(2)  |12/22|Common Stock|242,250|       |0           |D  |            |
y)                      |        |/00  |    |           |   |     |/10  |            |       |       |            |   |            |
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Time Option (Right to Bu|$0.75(1)|12/22|    |78,065     |A  |(2)  |12/22|Common Stock|78,065 |       |0           |D  |            |
y)                      |        |/00  |    |           |   |     |/10  |            |       |       |            |   |            |
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Time Option (Right to Bu|$0.75   |12/29|    |150,000    |A  |(3)  |12/29|Common Stock|150,000|       |0           |D  |            |
y)                      |        |/00  |    |           |   |     |/05  |            |       |       |            |   |            |
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
Explanation of Responses:
(1)  Repriced to $0.75 per share, effective December 22,
2000.
(2) 65,974 of the options become exercisable on March 31, 2001; 81,115 of the options become exercisable on June 30, 2001, 177,371 of the options become exercisable on September 30, 2001 and 30,282 of the options become exercisable on January 1, 2002.
(3) These options will vest and become exercisable as to 18,750 of the options at March 31, 2001 and the last day of each subsequent calendar quarter.
SIGNATURE OF REPORTING PERSON
/s/ Jonathan A. Sachs
DATE
February 14, 2001